

Albert Oehlen (b. 1954)



Albert Oehlen is recognized as a pioneer of contemporary abstraction and has been viewed as a leading German artist since the 1980s.

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Price Appreciation of Similar Works[2]

22.7%

Initial Offering Price

$1,998,000

Similar Sales



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Investment Overview

Offering Circular		sec.gov/edgar
Auction History	significant	32 years
2021 Auction Sales	moderate	$12,865,816
Repeat Sales		view

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WHY WE LIKE THIS PAINTING


Albert Oehlen
03:19

- The Painting is a larger-scale example of Oehlen's pioneering "Computer Paintings," which the artist created between 1992 and 2008.
- Noted critic Peter Schjeldahl commented that Oehlen was the "first significant artist" to utilize the visual language of computer graphics in his work, in a New Yorker article published in June 2015.
- The "Computer Paintings" are one of Oehlen's most celebrated series and were prominently featured in his 2015 solo exhibition at the New Museum: "Albert Oehlen: Home and Garden."
- Prices for multicolored works from the series which incorporate computer imagery and inkjet printing have grown significantly, achieving prices in excess of $2.5 million at auction. *Mission Rohrfrei (Down Periscope)* (1996) sold for £3,191,250 ($4,138,862) in February 2020, and *Abyss* (1997) sold for £2,165,000 ($2,804,541) in June 2017, both well exceeding their pre-sale low estimates.
- In February 2022, Masterworks exited a different Albert Oehlen painting realizing a 33.7% annualized return to investors in the initial offering, net of all costs and fees. Please note, past performance is not indicative of future results.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$12,865,816	28

ALBERT
OEHLEN

b. 1954, GERMANY

Inkjet and oil on canvas | 83 × 65 in. (211 × 165 cm.)

Albert Oehlen is recognized as a pioneer of contemporary abstraction and has been viewed as a leading German artist since the 1980s.



$1,998,000

INITIAL OFFERING

22.7%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting, created in 2001, is a larger-scale example of Oehlen's pioneering "Computer Paintings," which the artist created between 1992 and 2008. Oehlen began to work on the "Computer Paintings" series in the early 1990's, when he purchased his first personal computer. Works from the series combine rudimentary computer imagery, with inkjet printing and traditional media such as oil, acrylic, spraypaint and screenprint. In a June 2015 New Yorker article, noted critic Peter Schjeldahl commented that Oehlen was the "first significant artist" to utilize the visual language of computer graphics in his work.The Painting combines pixelated linework with early photoshop manipulations of digital forms and swaths of airbrushed color set against a white background, a technique the artist introduced to his work in the early 2000s. The Painting is an excellent example of Oehlen's innovative approach which combines a more traditional practice with new media. The "Computer Paintings" are one of Oehlen's most celebrated series and were prominently featured in his 2015 solo exhibition at the New Museum: "Albert Oehlen: Home and Garden." While the Painting, to the best of our ability to determine, has never been offered at auction, multicolored works from the series which incorporate computer imagery and inkjet printing have achieved prices in excess of $2.5 million at auction, including: "Mission Rohrfrei (Down Periscope)" (1996) sold for £3,191,250 ($4,138,862) on February 12, 2020, at Christie's in London, against a pre-sale estimate of £1,800,000 to £2,500,000 ($2,334,493 to $ 3,242,351) and "Abyss" (1997) sold for £2,165,000 ($2,804,541) on June 29, 2017, at Phillips in London, against a pre-sale estimate of £1,000,000 to £1,500,000 ($1,295,400 to $1,943,100). The painting's innovative use of materials, execution scale and period make it an excellent example of one of Oehlen's most celebrated series.

AS OF MAY 9, 2022 ALBERT OEHLEN'S AUCTION RECORDS ARE LED BY "SELBSTPORTRAIT MIT LEEREN HÄNDEN (SELF-PORTRAIT WITH EMPTY HANDS)" (1998), WHICH SOLD FOR £5,949,950 ($7,552,473) AT SOTHEBY'S LONDON ON JUNE 26, 2019, FOLLOWED BY "STIER MIT LOCH (BULL WITH HOLE)" (1986), WHICH SOLD FOR £3,608,750 ($4,695,130) AT CHRISTIE'S LONDON ON OCTOBER 3, 2018, AND "UNTITLED" (1989), WHICH SOLD FOR $4,335,000 AT CHRISTIE'S NEW YORK ON NOVEMBER 13, 2019.

Albert Oehlen has been featured in numerous solo exhibitions at prestigious contemporary institutions around the world, including the Serpentine Gallery in 2019, the Palazzo Grassi in Venice in 2018, the Guggenheim Bilbao in 2016, at the Kunsthalle Zürich and the New Museum in New York in 2015, and at the Museum Moderner Kunst in Vienna in 2013. From 2000 to 2009, Oehlen was a professor of painting at the Kunstakademie Düsseldorf. Works by the artist are also included in the important permanent collections of the Museum of Modern Art in New York, the Museum of Contemporary Art and The Broad in Los Angeles, among others. As of April 5, 2022, Albert Oehlen's top 20 auction records have all been set since January 1, 2017, which is a testament to the momentous price growth in Oehlen's market during recent years. As of April 5, 2022 Albert Oehlen's auction records are led by "Selbstportrait mit Leeren Händen (Self-Portrait with Empty Hands)" (1998), which sold for £5,949,950 ($7,552,473) at Sotheby's London on June 26, 2019, followed by "Stier mit loch (Bull with Hole)" (1986), which sold for £3,608,750 ($4,695,130) at Christie's London on October 3, 2018, and "Untitled" (1989), which sold for $4,335,000 at Christie's New York on November 13, 2019.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$5.0M
$3.8M
$2.5M
$1.3M
2005
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2019
2020

Albert Oehlen is recognized as a pioneer of contemporary abstraction and has been viewed as a leading German artist since the 1980s. After a brief relocation to Berlin in 1977, Albert Oehlen studied at the Hochschule für Bildende Kunst (College of Fine Arts) in Hamburg, from 1978 to 1980, under Sigmar Polke and Jörg Immendorff. Though only thirteen years Oehlen's senior, Polke belonged to the previous generation of German artists, which included Gerhard Richter, whose particular conceptualism, minimalist and avant garde aesthetics Oehlen and the Junge Wilde eventually rejected. Translated to English as 'Young Wild Ones,' Junge Wilde is a term that loosely describes the German neo-expressionist artistic movement of the 1980s associated with the artist and his classmate, occasional collaborator and close friend, Martin Kippenberger. 1981 was the start of a formative decade in which Oehlen rose to international prominence, and Galerie Max Hetzler hosted the artist's first solo exhibition. Since then, Galerie Max Hetzler has held over twenty solo exhibitions of the artist's work and continues to represent the artist in Europe. Oehlen's important role in the broader dialogue of contemporary art was solidified, in part, when mega-dealer Gagosian Gallery became another representative of the artist in 2011.







1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Albert Oehlen with the following criteria: multicolor abstract works, executed between 1992 and 2008 which, to the best of our ability to determine, incorporate computer generated imagery applied either through inkjet printing or silkscreen, and which measure between 47 inches by 47 inches and 120 inches x 120 inches. The set of similar works includes a painting acquired by Masterworks 069, LLC in a privately negotiated transaction on September 1, 2021 for $2,000,000. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 22.7% CAGR implied from selected sales occurring from May 11, 2006 to February 12, 2020.

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